Victory Energy Corporation
112 North Curry Street
Carson City, Nevada 89703

September 30, 2008
Mr. Chris White
United States Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549

Re:           Victory Energy Corporation
Form 10-KSB/A for the fiscal year ended December 31, 2007
Filed April 18, 2008 - File No. 2-76219-NY

Dear Mr. White,

This letter is in response to your correspondence of September 3, 2008.  The letter keys our responses to your comments and provides requested information as follows:

Form 10-KSB/A for year ended December 31, 2007

1. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  Our management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate our internal control over financial reporting described below.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principals.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2007 based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

This report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our company’s registered public accounting firm pursuant to temporary rules of the SEC that permit our company to provide only management's report in this annual report on Form 10-K.

Changes in Internal Controls over Financial Reporting

Our management, including our Chief Executive Officer (who is also our principal executive officer) and our Chief Financial Officer (who is also our principal financial officer and our principal accounting officer), does not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurances that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints and that the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurances that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Form 10Q for the period ended March 31, 2008

2.  The purchase of an operating lease and drilling operations was a two-step transaction.  Firstly, Victory Energy contracted to purchase an interest in six wells in Crockett County, Texas (50% working interest), and to pay drilling costs in advance. The wells were valued at $1,430,000 and the drilling costs at $1,570,000, total $3,000,000.    This created a payable, which was paid off by the sale of a right to a portion of the revenue for $3,000,000.

Victory Energy has title to the 50% working interest and it is registered in the Company’s name.   The investment group has a claim on Victory’s revenue, rather than actual ownership of a working interest.

It is intended to record a $1,430,000 working interest in wells and prepaid drilling costs of $1,570,000 on the March 31, 2008 balance sheet, as attached.    The working interest is hypothecated by the group’s claim on revenue, and it is proposed to disclose this separately as a ‘Claim of Right’.   Its value is the proportional share of revenue as a percentage of the investment in the working interest.  Subsequent impairment of the investment in the lease would be paralleled in the right.

The $3,000,000 paid by the group for the right is disclosed as revenue – sale of intangible rights - recognized at the point of sale.   Revenue on the Statement of Operations is offset by the contra to the claim of right.

This illuminates an accounting anomaly that arises when the right is reduced from 59% to 49% per the terms of the sale, when the $3,000,000 payment has been recovered by the consortium.  The sudden decrease in the right would generate a gain.  This is artificial, as any such gain would have accumulated over time, while the purchase price was recovered by the investment group.  The claim therefore has two components, both of which can be valued based on proportions of revenue claimed.

The first component is the drop in value of 59% - 49% = 10% of the value of the lease, (recovery of the group’s payment).   This is theoretically the present value of $3,000,000.   The second component, a Claim of Right, is the permanent claim of 49%.

The first component we shall call Revenue Indendure and will be amortized by payments credited as a proportion of the $3,000,000.   When the full amount has been paid, the claim will have been amortized.   This will leave the 49% component as the permanent claim.

It is proposed to disclose both of these as liabilities on the amended balance sheet attached and in the Notes, per Annex A to this letter.  We would welcome your comments including those on nomenclature.

3. SFAS No. 144 There was no sale of working interest in the wells, as indicated above.  It was a sale of an intangible right to revenue. The working interest was not part of a “disposal group” (paragraph 30 of SFAS 144).  Paragraph 44(a) of this Standard was not considered.  The lease investment comes under “Long Lived Assets to Be Held and Used”, paragraph B15.    An attempt has been made in the preceding paragraph to comply with the spirit of SFAS 144 in this specialized situation we find ourselves, and comments would be welcomed.

[ANNEX A]

In December 2007 the Corporation contracted to purchase a 50% working interest, and a 50% of 74% net revenue interest (a 37% net interest of the whole), in six existing and producing gas wells in Crockett County, Texas, together with certain drilling costs, for $3,000,000.  The lease is known as the Adams-Baggett Canyon Sandstone gas field.  The lease was valued at $1,430,000 and the drilling costs for future wells at $1,570,000.  In January, 2008 the purchase price was paid by funds from an institutional investment group, which received a right to a portion of the Company’s net revenue interest.  The right received by the investment group was 59% of the Company’s net revenue interest, representing 15% of the whole. The Company retained ownership of the working interest.

The investment’s group’s 59% is reduced to 49%, representing 21% of the whole, when the purchase price is recovered.  Victory Energy’s share of the net revenue interest is:

-	Before investment group recovers purchase price: 41% of the 37% purchased, or 15% of the whole.
-	After the investment group recovers the purchase price: 51% of the 37% purchased, or 18% of the whole.

The hypothecation (or impediment) to the lease is recorded in two claims listed on the balance sheet:

-	A temporary claim of 10% of the value of lease, $143,000, until the investment group’s initial payment of $3,000,000 has been recovered. It will be amortized as payments are made from gas revenue.
-	A permanent claim of 49% of the value of the lease, $700,700.

Sincerely,

/s/ Jon Fullenkamp
Jon Fullenkamp
President

VICTORY ENERGY CORPORATION AND SUBSIDIARIES
(A Development Stage Company)
Consolidated Balance Sheets

ASSETS
	March 31,	December 31,
	2008	2007
	(Unaudited)
	(Restated)
CURRENT ASSETS
Cash and Cash Equivalents	$-	$3,251
Subscriptions Receivable	160,000	160,000
Total Current Assets	160,000	163,251

FIXED ASSETS, NET	-	-

OTHER ASSETS
Prepaid Drilling Costs	1,570,000	-
Drilling Costs	36,000
Natural Gas Working Interests	1,430,000
Investment in Joint Venture	50,000	50,000
	3,086,000	50,000

TOTAL ASSETS	$3,246,000	$213,251

LIABILITIES & STOCKHOLDERS' DEFICIT

CURRENT LIABILITES
Bank Overdraft	$23,773	$-
Accounts Payable	32,485	34,803
Credit Line - WFB Business Line	81,860	81,860
Prepaid Subscriptions	203,500	203,500
Loan from Officer	1,369,339	1,377,879
Total Current Liabilities	1,710,957	1,698,042

OTHER LIABILITIES
Revenue Indentured	143,000	-
Claim of Right	700,000	-
Total Other Liabilities	843,000	-

Total Liabilities	2,553,957	1,698,042

Commitments and contingencies (Note 6)

STOCKHOLDERS' DEFICIT
Preferred Stock, $0.001 par value, 10,000,000 shares
authorized, 585,690 and 630,517 issued and outstanding respectively	586	631
Common Stock, $0.001 par value, 200,000,000 shares authorized,
60,028,124 and 42,395,366 shares issued and outstanding respectively	60,028	42,395
Additional paid-in capital	9,110,743	7,860,331
Deficit accumulated in the development stage	(8,479,314)	(9,388,148)

Total Stockholders' Equity (Deficit)	692,043	(1,484,791)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$3,246,000	$213,251

VICTORY ENERGY CORPORATION AND SUBSIDIARIES
(A Development Stage Company)
Consolidated Statement of Operations
(Unaudited)

			For the period
			of Inception,
	For the		from January 7,
	Three Months Ended		1982 through
	March 31,		March 31,
	2008	2007	2008
	(Restated)		(Restated)
Operating Revenues
Natural Gas Production Note 8	$252,000	$-	$172,207

Costs and Expenses

Royalties	103,700		103,700
Consulting Expense	1,020,426	1,042,988	8,554,247
Professional Fees	350,000		508,146
Land Leases		4,500	25,720
Wages and Salaries			270,500
Other General & Administrative	26,045	121,487	1,243,502

Total Expenses	1,500,171	1,168,975	10,705,815

Operating Loss	(1,248,171)	(1,168,975)	(10,533,608)

Other Income and (expenses)

Sale of Claim of Right to revenue	3,000,000		3,000,000
Less: Claims on revenue	(843,000)		(843,000)
Interest Income	5		5
Loss on abandonment of subsidiary			(50,900)
Loss from reduction in debt			(48,363)
Interest Expense			(5,664)
Other Income			2,216

Total Other Income and (expenses)	2,157,005	-	2,054,294

Net Income (Loss)	$908,834	$(1,168,975)	$(8,479,314)

Basic and Dilutive net loss per share	$0.01	$(0.09)

Weighted average number of shares
outstanding, basic and diluted	106,041,725	12,923,505

Dilutive effect of preferred stock,	$58,569,000	$-
(Note 2)

VICTORY ENERGY CORPORATION AND SUBSIDIARIES
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Unaudited)
	For the		From Inception
	Three Months Ended		Jan. 7, 1982
	March 31,		through
	2008	2007	Mar. 31, 2008
	(Restated)		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss) from operations	$(1,248,171)	$(1,168,975)	$(10,533,608)
Adjustments to reconcile net loss to net cash
used by operating activities:
Depreciation			2,294
` Issuance of common stock for services rendered	1,268,000	2,139,008	7,178,023
Change in operating assets and liabilities:
Increase in Short Term Receivables
Decrease (Increase) in Prepaid Expenses
Increase (Decrease) in Deposits
Incrrease (Decrease) in Prepaid Subscriptions			203,500
(Incrrease) Decrease in Subscriptions Receivable		(1,189,020)	(160,000)
Increase (Decrease) in accounts payable	(2,318)	13,276	32,485
Increase (Decrease) in accrued liabilities
Increase (Decrease ) in Accrued Payroll,P'roll Taxes
Repayment of long term debt
Non-cash contributed capital
Net Cash provided by (used by)
Operating Activities	17,511	(205,711)	(3,277,306)
CASH FLOWS FROM INVESTING ACTIVITIES
Prepaid Drilling costs	(1,570,000)		(1,570,000)
Drilling Costs	(36,000)		(36,000)
Purchase of Fixed Assets			(2,294)
Purchase of Natural Gas Working Interest	(1,430,000)		(1,430,000)
Proceeds of Sale of Claim of Right to Revenue Note 8	3,000,000		3,000,000
Other Investment Items			(102,706)
Grant of Claim of Right		(700,700)
Grant of revenue Indenture		(143,000)
Investment in Joint Venture			(50,000)
Net Cash (used by) Investing Activities	(36,000)	-	(191,000)
CASH FLOWS FROM FINANCING ACTIVITIES
Bank Overdraft	23,773		23,773
Increase (decrease) in Credit Line		22,886	81,860
Proceeds (Repayment) of Loan from Officer	(8,540)	183,496	1,369,339
Contributed capital for rent and officers' compensation			2,438
Proceeds from the sale/conversion of Preferred Stock			246,950
Proceeds from the sale/conversion of Common Stock			1,443,946
Stock sold for debt			300,000
Interest Earned	5
Net Cash provided by Financing Activities	15,238	206,382	3,468,306
NET INCREASE IN CASH	(3,251)	671	-
CASH AT BEGINNING OF PERIOD	3,251	(79)	-
CASH AT END OF PERIOD	$-	$592	$-
CASH PAID FOR:
Interest	$-	$-	$-
Income Taxes	$-	$-	$-